LEUTHOLD FUNDS, INC.

Item 77.C)  Submission of matters to a vote of security holders

A special meeting of the shareholders of the Fund was held on January 25, 1999 pursuant to a notice dated December 15, 1998, to all shareholders of record on November 30, 1998. As of November 30, 1998, there were 4,070,306.450 shares outstanding in the Fund. Holders of 2,944,627.477 shares of the Fund were present at the meeting in person or by proxy, being the holders of a majority of the outstanding shares of the Fund and thus constituting a quorum. The shareholders elected to modify the Fund's investment restrictions to permit the Fund to effect short sales, as permitted by the Investment Company Act of 1940, as amended. The results of the shareholder vote were as follows:


                        Number of         % of Outstanding          % of Shares
                         Shares                 Shares                Present

         For           2,898,504.416             71.204%              98.434%
         Against           9,121.979               .224%                .309%
         Abstain          37,001.082               .909%               1.257%
         TOTAL         2,944,627.477             72.337%             100.000%